News Release
B2Gold Reports Continued Strong Second Quarter and First-Half 2017 Gold Production;
Fekola Project Mine Construction Remains on Target for an October 1, 2017 Production Start

Vancouver, July 31, 2017 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the second quarter and first-half of 2017. All dollar figures are in United States dollars unless otherwise indicated.

2017 Second Quarter Highlights

•	Consolidated gold production of 121,448 ounces, 1% (or 1,611 ounces) above budget
•	Consolidated gold revenue of $164.3 million on sales of 131,737 ounces at an average price of $1,247 per ounce
•	Fekola Project mine construction remains 3 months ahead of schedule and on budget for an anticipated October 1, 2017 production start
•	Subsequent to June 30, 2017, the Company secured a $500 million upsized corporate revolving credit facility, representing a $75 million increase from the existing facility

2017 First-Half Highlights

•	Consolidated first-half gold production of 254,184 ounces, 4% (or 9,566 ounces) above budget
•	Consolidated first-half gold revenue of $310.6 million on sales of 251,674 ounces at an average price of $1,234 per ounce
•

For full-year 2017, the Company has revised its consolidated production guidance range moderately lower to between 530,000 and 570,000 ounces of gold (previously between 545,000 and 595,000 ounces). Annual guidance for consolidated cash operating costs (see “Non-IFRS Measures”) and consolidated all-in-sustaining costs (“AISC”) (see “Non-IFRS Measures”) for 2017 remains unchanged

•

2018 outlook provides for very strong production growth, with the planned first full-year of production from the Fekola Project, consolidated annual gold production is expected to increase significantly to between 900,000 and 950,000 ounces with cash operating costs and AISC expected to approximate the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for AISC)

Gold Production

Consolidated gold production in the second quarter of 2017 was 121,448 ounces, 1% (or 1,611 ounces) above budget. The above budgeted gold production was attributable to the continued strong operational performances of both the Masbate Mine in the Philippines and Otjikoto Mine in Namibia which together more than offset production shortages from La Libertad and El Limon in Nicaragua (see “Operations” section below). Gold production at El Limon is expected to return to more normal levels by the fourth quarter of 2017, as a result of the successful rehabilitation of a key dewatering well at Santa Pancha 1. Compared to the prior-year quarter, consolidated gold production was lower by 10% (or 13,794 ounces), reflecting the operational issues at La Libertad and El Limon. In addition, the prior-year quarter had benefitted from near record levels of gold production from Masbate as a result of the higher grade ore from Main Vein Stage 1 Pit which is no longer active.

Consolidated gold production in the first-half of 2017 was 254,184 ounces (first-half of 2016 – 263,086 ounces), 4% (or 9,566 ounces) above budget. Gold production is anticipated to be weighted towards the second-half of the year due to the anticipated start-up of Fekola combined with lower expected average strip ratios at Masbate and Otjikoto in the second-half of the year.

Mine construction at the Fekola Project in Mali remains 3 months ahead of schedule for an anticipated October 1, 2017 production start and remains on budget. At the end of the quarter, the construction phase was more than 90% complete, and commissioning has begun. For the fourth quarter of 2017, pre-commercial production from Fekola is now estimated to be between 50,000 to 55,000 ounces of gold (compared to initial estimates of between 45,000 to 55,000 ounces of gold).

B2Gold is projecting another year of solid growth. For full-year 2017, the Company has revised its consolidated production guidance range moderately lower to between 530,000 and 570,000 ounces of gold (previously between 545,000 and 595,000 ounces), including estimated pre-commercial production from Fekola. Although La Libertad’s and El Limon’s production guidance were revised lower in the quarter, the Company expects continued strong performances from Masbate and Otjikoto, combined with Fekola’s early October 1, 2017 production start, to largely offset any expected deficits from La Libertad and El Limon. The Company’s 2017 guidance for consolidated cash operating costs of between $610 and $650 per ounce and consolidated AISC of between $940 and $970 per ounce remains unchanged.

Looking forward to 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and to be between 900,000 and 950,000 ounces. The Fekola Project is expected to be a large low-cost producer and should enable the Company to significantly reduce its forecast longer term cash operating costs per ounce and AISC per ounce. The Company’s forecast consolidated cash operating costs per ounce and AISC per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for AISC).

Gold Revenue

Consolidated gold revenue in the second quarter of 2017 was $164.3 million on sales of 131,737 ounces at an average price of $1,247 per ounce compared to $164.8 million on sales of 130,829 ounces at an average price of $1,260 per ounce in the second quarter of 2016.

For the first-half of 2017, consolidated gold revenue was $310.6 million on sales of 251,674 ounces at an average price of $1,234 per ounce compared to $309.1 million on sales of 251,728 ounces at an average price of $1,228 per ounce in the first-half of 2016.

Consolidated gold revenue in the three and six months ended June 30, 2017 included $15 million and $30 million, respectively, related to the delivery of gold into the Company’s Prepaid Sales contracts (deferred revenue) associated with the Company’s Prepaid Sales transactions entered into in March 2016. Proceeds from the Prepaid Sales transactions were originally received in March 2016 and are being recognized in revenue as the underlying Prepaid Sales ounces are delivered into. During the three and six months ended June 30, 2017, 12,908 ounces and 25,816 ounces, respectively, were delivered under these contracts.

Operations

Mine-by-mine gold production in the second quarter and first-half of 2017 was as follows:

Mine	Q2 2017 Gold Production (ounces)	First-Half 2017 Gold Production (ounces)	2017 Revised Annual Production Guidance (ounces)	2017 Original Annual Production Guidance (ounces)
Masbate	49,930	102,492	180,000 – 185,000	175,000 – 185,000
Otjikoto	41,163	83,937	170,000 – 180,000	165,000 – 175,000
La Libertad	22,615	51,154	90,000 – 100,000	110,000 – 120,000
El Limon	7,740	16,601	40,000 – 50,000	50,000 – 60,000
Subtotal	121,448	254,184	480,000 – 515,000	500,000 – 540,000
Fekola (pre- commercial)	-	-	50,000 – 55,000	45,000 – 55,000

B2Gold Consolidated	121,448	254,184	530,000 – 570,000	545,000 – 595,000

Masbate Gold Mine – Philippines

The Masbate Mine in the Philippines continued to exceed expectations, producing 49,930 ounces of gold in the second quarter of 2017, 13% (or 5,675 ounces) above budget. Gold production exceeded budget mainly due to better than expected throughput and recoveries mainly driven by higher than budgeted oxide ore from the Colorado Pit. As mining advances in the Colorado Pit, the trend of more oxide ore than modelled has continued. Oxide feed material accounted for 67% of the total milled tonnes compared to budget of 22%. As expected, compared to the prior-year quarter, gold production was 13% (or 7,258 ounces) lower as the prior-year quarter had benefitted from the higher grade ore sourced from the Main Vein Stage 1 Pit which is no longer active (and had resulted in the second highest quarterly production ever for the mine). The Masbate Mine continued its strong safety performance, extending the number of days without a “Lost-Time-Injury” to 626 days at the end of the second quarter of 2017.

Mill throughput in the quarter was 1,824,714 tonnes compared to budget of 1,717,168 tonnes and 1,699,705 tonnes in the second quarter of 2016. Mill throughput exceeded budget as a result of the softer ore conditions (from the softer oxide blend) as well as improved plant availability. Mill recoveries averaged 75.9% which was better than budget of 72.9% and 75.0% in the second quarter of 2016. The average grade processed was 1.12 g/t compared to budget of 1.10 g/t and 1.40 g/t in the second quarter of 2016. The majority of the replacement and expansion load and haul fleet was commissioned and brought into operation during the quarter. The new drill fleet is scheduled to arrive in the third quarter of 2017 and the final nine haul trucks are scheduled to arrive in the second-half of the year.

For the first-half of 2017, the Masbate Mine produced 102,492 ounces (first-half of 2016 – 109,915 ounces) of gold, above budget by 9% (or 8,244 ounces).

Due to the continued strong year-to-date performance, the Company now expects full-year Masbate production to be at the top end of its original production guidance range, and has revised its annual guidance range to be between 180,000 to 185,000 ounces of gold (original guidance range was 175,000 to 185,000 ounces). Cash cost guidance remains unchanged with cash operating costs of between $690 and $730 per ounce and AISC of between $1,020 and $1,050 per ounce. Masbate’s forecast 2017 annual AISC includes the planned mine fleet replacement and expansion costs. Masbate’s mine equipment purchases are planned to significantly decrease in 2018.

As reported by the Company on February 2, 2017, the Department of Natural Resources (the “DENR”) announced further results of its mining audits of metallic mines in the Philippines and the Masbate Mine was not among the mines announced to be suspended or closed. To date the Company has not received any updated formal written response from the DENR confirming the final results of the audit in respect of Masbate and as such, the final outcome of the audit has not been determined. The Company believes that it continues to be in compliance with Philippine’s laws and regulations. Resolution of the audit will occur when the Mining Industry Coordinating Council (the “MICC” which is the oversight committee for DENR) conducts a technical review of mines in the Philippines in order to address DENR audit conclusions. No time frame has yet been provided for this review, which is expected to bring finality to this year-old review process.

Otjikoto Gold Mine – Namibia

The Otjikoto Mine in Namibia also continued its very strong operational performance into the second quarter of 2017, producing 41,163 ounces of gold, 15% (or 5,273 ounces) above budget and 14% (or 4,991 ounces) higher than the second quarter of 2016. The increase over budget was mainly the result of better than expected grade and ore tonnage from the new Wolfshag Phase 1 Pit and higher than expected mill throughput.

The average gold grade processed in the quarter was 1.50 g/t compared to budget of 1.38 g/t and 1.29 g/t in the second quarter of 2016. To date there has been a positive reconciliation in terms of both grade and ore tonnage from the oxide and transition portions of the Wolfshag Phase 1 Pit versus the resource model. Analysis of the Wolfshag model is ongoing to determine whether this positive variance continues throughout the Wolfshag orebody. Mill throughput for the quarter was 867,170 tonnes compared to budget of 823,732 tonnes and 890,704 tonnes in the second quarter of 2016. Mill recoveries remained high and averaged 98.6%, slightly above both budget and the prior-year quarter.

Year-to-date, gold production at the Otjikoto Mine was 83,937 ounces of gold, significantly above budget by 17% (or 12,355 ounces) and 17% (or 12,062 ounces) higher than the first-half of 2016.

Due to the continued strong year-to-date performance, the Company now expects full-year Otjikoto production to be at or above the top end of its original production guidance range, and has revised its annual guidance range to be between 170,000 to 180,000 ounces of gold (original guidance range was 165,000 to 175,000 ounces). Cash cost guidance remains unchanged with cash operating costs of between $510 and $550 per ounce and AISC of between $855 and $885 per ounce. Forecast gold production at Otjikoto is weighted towards the second-half of the year as the Wolfshag Phase 1 and Otjikoto Phase 2 pits reach higher grade and lower strip ratio benches.

Life-of-mine production plans for the Otjikoto Mine, incorporating preliminary projections for the Wolfshag open pit and potential underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies for Wolfshag are completed (expected at the end of the third quarter of 2017). Ongoing studies are leading the Company to re-evaluate the open pit and underground interface in order to determine the optimal mine plan and economics for the Wolfshag expansion.

La Libertad Gold Mine – Nicaragua

La Libertad Mine in Nicaragua produced 22,615 ounces of gold in the second quarter of 2017, which was 4,314 ounces below budget and 8,192 ounces lower than the second quarter of 2016. The decrease was mainly attributable to grade and ore tonnage underperformance from the lower portion of the Jabali Central Pit (as the pit nears completion) and lower than planned production from Mojon Underground. As a result, head grades were lower than anticipated (1.37 g/t compared to budget of 1.61 g/t and 1.75 g/t in the prior-year quarter). La Libertad’s mill continues to operate well, processing 554,536 tonnes (Q2 2016 – 579,756 tonnes) in the quarter with recoveries averaging 93.3% (Q2 2016 – 94.8%) .. The Jabali Central Pit remains the primary source of ore for La Libertad, while Mojon Underground ramps up and the Jabali Antenna, San Juan and San Diego open pits are in permitting and development.

As previously released in the first quarter of 2017, the Company has changed its planned sequencing for bringing the Jabali Antenna Pit into the mine plan (originally forecast to enter the production stream in the third quarter of 2017). With strong support from the Nicaraguan Government, the Company is now focused on developing and permitting the San Juan and San Diego open pits and bringing them into production in the third quarter of 2017, ahead of the Jabali Antenna Pit. In the second-half of the year, and subject to final permitting, gold production from San Juan and San Diego are expected to mostly offset any deferral in Jabali Antenna Pit production. The Company has also made significant progress in resettlement and permitting activities at the high grade Jabali Antenna Pit. The Company is now projecting to receive a mining permit in time to start production from this pit in early 2018.

For the first-half of 2017, La Libertad produced 51,154 ounces of gold, which was 3,764 ounces below budget and 8,851 ounces lower than the first six months of 2016.

In light of the underperformance of both the Jabali Central Pit and Mojon Underground, La Libertad’s production guidance has been revised lower and for the full-year 2017, the La Libertad Mine is now forecast to produce between 90,000 to 100,000 ounces of gold (original guidance range was 110,000 to 120,000 ounces). Based on current assumptions, the Company anticipates increases in production at the La Libertad Mine in 2018 and 2019.

El Limon Gold Mine – Nicaragua

El Limon Mine in Nicaragua produced 7,740 ounces of gold in the second quarter of 2017, which was 5,023 ounces below budget and 3,335 ounces lower than the second quarter of 2016. The primary cause of the shortfall was lower processed grade which was 2.43 g/t versus a budget of 3.45 g/t and 3.65 g/t in the second quarter of 2016. El Limon’s production continued to be negatively affected by water control issues which reduced high grade ore flow from Santa Pancha Underground. As a result, mill feed was supplemented with smaller volumes of lower grade ore recovered from surface. At the end of the quarter, improved control of underground water was achieved with the successful rehabilitation of a key dewatering well, now enabling the development of the lower levels of Santa Pancha 1 to proceed. Additional mining equipment was delivered in the quarter and the addition of a specialized rebuild crew has resulted in an improvement of haul fleet availability by 11% since the first quarter. Tonnage milled for the quarter was 106,428 tonnes compared to budget of 123,209 tonnes and 99,947 tonnes in the first quarter of 2016. Mill recoveries averaged 93.2% compared to budget of 93.5% and 94.5% in the second quarter of 2016.

For the first-half of 2017, El Limon Mine produced 16,601 ounces of gold, which was 7,269 ounces below budget and 4,690 ounces lower than the first six months of 2016.

Although production from Santa Pancha 1 is expected to return to more normal levels by the fourth quarter of 2017, the shortfall to date is not expected to be fully recovered in the second-half of the year. As a result, El Limon’s production guidance has been revised lower and for the full-year 2017, the El Limon Mine is now forecast to produce between 40,000 to 50,000 ounces of gold (original guidance range was 50,000 to 60,000 ounces).

Development

Fekola Development Project – Mali

The Fekola Project mine construction in Mali remains approximately 3 months ahead of schedule and on target for an October 1, 2017 production start. The Fekola Project remains on budget and is expected to be a large low-cost producer and should enable the Company to significantly reduce its longer term cash operating costs per ounce and AISC per ounce.

Based on the updated production plans, the Fekola Project is projected to produce an average of 375,000 to 400,000 ounces of gold per year for the first five years of production (2018 to 2022) and 365,000 to 390,000 ounces per year over the first seven years of production (2018 to 2024). The mining schedule has been adjusted to ensure sufficient feed for the October 1, 2017 start date. Mining rates will not materially change to supply the 5 Mtpa plant, as the additional material will be diverted from planned stockpiles. Under the 5 Mtpa updated production plan, the initial mine life for the Fekola Project is expected to be approximately ten years. B2Gold is currently updating the life-of-mine plan for the Fekola Project to include updated mineral reserves, updated mining production schedule, 5 Mtpa process throughput, current costs, and reconciliation to actual construction and pre-stripping progress. The updated cost model is expected to be completed by the end of the third quarter of 2017.

In the second quarter of 2017, the B2Gold construction team continued to fast track development at Fekola. At the end of the second quarter, the project was estimated to be more than 90% complete. Installation of the ball and SAG mill at the Process Plant continues to progress with the shells, trunnions and gears installed. Rubber lining and inner liner installation of both mills has commenced. Concrete progress and structural steel erection at the mill is approximately 99.7% and 99% complete, respectively. Concrete work, plate work and structural steel erection at the primary crusher and stockpile feed conveyor have been completed while mechanical work at the crusher remains ongoing. Installation of pipework, mechanical equipment and electrical work continues site wide with overall completion rates of approximately 84%, 42% and 75%, respectively. Installation of the underground utilities is largely complete and drainage work around the plant site has commenced. Erection of the various buildings around the site continued to progress with a completion rate of approximately 70% at the end of June 2017.

Construction of the Phase 1 Tailings Storage Facility (“TSF”), including all associated infrastructure, is now 100% complete. The two remaining decant structures within the basin of the TSF have been completed and a submersible pump has been installed in decant tower No. 1. As the tailings level rises and the first decant tower is decommissioned, the submersible pump will be pulled and re-installed in the second decant tower. Construction of the Phase 1 emergency spillway as well as excavation of the tailings line and return water line trench is also complete. All the site ponds, including the storm-water pond, reclaim and event pond and the dump pond have been lined with HDPE geomembrane and QAQC tested.

Development of the open pit continued ahead of schedule, with a total of 4.2 million tonnes of waste and 500,000 tonnes of ore mined during the quarter with waste stripping and ore stockpiles well ahead of schedule. Surface haul roads have been prepared for the rainy season, and the ROM pad is complete. The second phase of RC grade control drilling is in progress. Pre-stripping has been completed in phases 1 and 2.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has four operating mines, one mine under construction and numerous exploration projects in various countries, including Finland, Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold’s Fekola Mine in southwest Mali is approximately 3 months ahead of schedule and on budget, and is projected to commence production on October 1, 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile.

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

Second Quarter and First-Half 2017 Financial Results – Conference Call Details

B2Gold Corp. will release its second quarter and first-half 2017 financial results before the North American markets open on Thursday, August 10, 2017.

B2Gold executives will host a conference call to discuss the results on Thursday, August 10, 2017, at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 (647) 788-4919 (local or international) or toll free at +1 (877) 291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/18241. A playback version of the call will be available for one week after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 54297176).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, costs, including projected consolidated cash operating costs and AISC, capital expenditures, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows and growth; production estimates and guidance, including the Company’s projected gold production of between 530,000 to 570,000 ounces in 2017, production being weighted towards the second half of 2017, projected gold production of between 900,000 and 950,000 ounces in 2018 and expected decrease of forecast consolidated cash operating costs and AISC in 2018; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including: expected grades and sources of ore to be processed in 2017; the development and production from the Fekola Project by October 1, 2017 and the Fekola Project being ahead of schedule and on budget; the Fekola Mine being a low cost mine and its anticipated effect on the Company’s gold production and per ounce costs; the update in the third quarter of 2017 of the Fekola Project’s life-of-mine plan, including mineral reserves, mining production schedule, throughput, costs and cost model; the Company’s future growth and cost structure; completion of geotechnical, hydrogeological and design studies for the Wolfshag zone in the third quarter of 2017, the expected re-evaluation of the open pit and underground interface and the potential to extend the Otjikoto Mine’s mine life and maintain its production levels; the projections included in existing technical reports, economic assessments and feasibility studies; the results of anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof; the resolution of the audit by the DENR in relation to the Masbate Mine and the final outcome thereof; expected replacement and expansion of the Masbate Mine fleet and the expected decrease in equipment purchases at Masbate in 2018; La Libertad Mine’s planned resequencing, including receipt of a permit in time to start production from the Jabali Antenna Pit in early 2018, completion of development and permitting and entering into production at San Juan and San Diego in the third quarter of 2017 and for such production to partly offset the deferral of the Jabali Antenna Pit; and expected return to normal level of gold production at El Limon Mine by the fourth quarter of 2017. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to our Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; risks relating to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.